Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

El Tinieblo International, Inc.
1 Wildwood Road
Laconia, NH 03246
www.eltinieblo.com

Up to $1,000,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: El Tinieblo International, Inc.
Address: 1 Wildwood Road, Laconia, NH 03246
State of Incorporation: DE
Date Incorporated: September 24, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Stock
Offering Maximum: $1,000,000.00 | 100,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $250.00

Perks*

All investors

Will receive a 375ML Founders Edition El Tinieblo Joven mezcal in wood box** and an El Tinieblo logo t-shirt along with a personal letter from "Ferruko" Pérez-Salinas thanking investors for their participation. Each investor will also have their name inscribed on the wall of our distillery.

Investments of $1,000 or More

Will also receive one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 2-years.**

Investments of $2,500 or More

Will also receive one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 3-years.**

Investments of $5,000 or More

Will also receive one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 4-years.**

Contest for All Investors

(conditional upon reaching $1M)

Two winning investors will receive a 2-day VIP experience in Mexico that will include

airfare, transportation and accommodations. On the first day, the winners will tour our offices, bottling facility and catacombs in Monterrey before dinner and tastings at Rio Mississippi 105-b, our sister restaurant and nightclub. The second day will be spent at Rancho El Tinieblo visiting our distillery and wildlife preserve followed by dinner at our beautiful hacienda.

About our Founders Edition Madurado Cristal Mezcal

Madurado is a clear mezcal that uses an ancient process where following distillation Joven mezcal is aged in ancient large glass jugs originally from southern Mexico. To control the temperature and light while aging, the jugs are buried in the ground in an area referred to as a "cementerio mezcalero".

- Production will begin following the close of this financing round.
- The investor will receive a pre-release certificate reserving one bottle.
- The investor's name, bottle number and jug number will be hand-written on the label.
- Each bottle will be presented in individually numbered (matching the bottle number) and hand made charred wooden box accompanied by a signed and personalized Certificate of Authenticity.
- Investors will be able to visit Rancho El Tinieblo to see the mezcal graveyard and the jug that their mezcal will come from.

All perks occur after the offering is completed. Shipping is prepaid for U.S. and Mexico only.

** Shipping of liquor is restricted in certain U.S. states. Product may require pick up at a to be determined designated point in Florida, California, New York, Colorado or Texas. Investor pick up points in Mexico include Monterrey, Tijuana, Tulum, Hermosillo, Mexicali, Mazatlán and Mexico City. Additional pickup points, including some in other countries, may be added at a later time.

The 10% Bonus for StartEngine Shareholders

StorEn will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $10/ share, you will receive 11 Common Stock, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Our company is the new international sales and distribution arm of El Tinieblo mezcal, an ultra premium artisanal product, hand-distilled in the state of Tamaulipas by methods passed down through generations of the Pérez-Salinas family.

The El Tinieblo brand is comprised primarily of two affiliates:

Wholly owned and operated by the Pérez-Salinas family, Mezcales de Tamaulipas de RLMI (MDT) owns the El Tinieblo brand and Rancho El Tinieblo where the agave grows and mezcal is made. The company also owns the bottling facility in Monterrey and self-distributes the brand's products within Mexico. MDT is managed by "Ferruko" Alfredo Salinas-Pérez Tijerina, a 4th generation family member and El Tinieblo International, Inc. shareholder and President, who also operates a popular speakeasy in Monterrey, Mexico called Rio Mississippi 105-b.

El Tinieblo International, Inc. (ETI) is a separate Pérez-Salinas majority owned US based entity launched recently to manage all business in markets outside of Mexico. The shares offered here are in El Tinieblo International, Inc.

ETI purchases ready for market product from MDT then resells it to distributors. Besides "Ferruko" Alfredo Salinas-Pérez Tijerina, ETI ownership also consists of the original importers of the brand to Canada, the Edgar McKean family.

The company recently purchased two subsidiaries: TAMA Imports, LLC for business in the US and TAMA North Enterprises, Inc. for business in Canada.

TAMA Imports, LLC is a wholly owned subsidiary of and completely managed by El Tinieblo International, Inc. The company is responsible for marketing and selling El Tinieblo mezcal in the USA. TAMA Imports, LLC, imports the product from Mexico and sells to spirits distributors at a markup. The distributors then resell to licensed retailers that are either "off-premises" meaning liquor stores, or "on-premises" such as restaurants, night clubs or special events. Operations are assisted by Park Street Imports, LLC. Park Street (which has no common ownership with the company or its owners, directors or management) provides us with back office, operational and logistical support nationally and in Europe. Services include: maintaining compliance with all state, federal and international regulators, inventory tracking software, payment acceptance, national and international frieght forwarding and warehousing and distribution in Florida, California and New York.

TAMA North Enterprises, Inc. is a majority owned subsidiary of El Tinieblo International, Inc. (ETI) and is managed by Emlyn McCutcheon under the direction of ETI management. The company is responsible for marketing and selling El Tinieblo mezcal in Canada. TAMA North Enterprises, Inc. sells directly to provincial controlled

alcohol outlets in each province at a markup, including Société des alcools du Québec (SAQ), the government run stores that control the alcoholic beverage trade in Québec.

Competitors and Industry

Although largely an enthusiast and mixologist category up until recently, more consumers are asking for mezcal by the day. "People are going absolutely crazy about mezcal," said Michelle Sordi, the bar director at Colonie in Brooklyn, in a July 5, 2018 New York Times article titled *Whatever the Cocktail, They're Ordering It With Mezcal*. "Any cocktail that hits our list with mezcal in it seems to sell with great vigor, but there is also a big calling for people mixing up classics." The article goes on to explain how mezcal is also gaining popularity as a substitute for not just tequila but vodka, gin, rum and even whiskey in their favorite drinks. To our knowledge, not only can the wide variety of flavor profiles of mezcal cover the gaps left by these spirits, mezcal has health benefits and a cool mystique about it. We believe, for the ever growing health conscious crowd, mezcal is clearly the "go to" choice; it is the cleanest spirit available, ticking off on the important qualities: natural, additive free, gluten free, no sweeteners, zero carbs and made from 100% agave, a plant with well known healing qualities. Based on our research, we are finding that consumer tastes and demands have evolved in recent years, resulting in the increasing popularity of artisanal cocktails and craft beers. Today's generation is looking for quality, uniqueness and exclusivity in spirits and won't settle for brands that aren't authentic. Unlike other spirits, mezcal will never be accused of being boring. The deeply rooted cultural connection of mezcal paired with a strong rejection of commercialized production allows bartenders to present it as the sexier, more refined cousin of tequila. As a result, establishments are increasingly incorporating mezcal onto their menus.

A small but fast growing niche, export sales of mezcal rose 39% in 2017.

Some of the top mezcal contenders on the world stage include: Del Maguey, Ilegal, Union, Casamigos, El Silencio, Alipus and Sombra. Most of these labels have been sold to multinational corporations over the last several years, such as Pernod-Ricard, Diageo and Davos Brands, for substantial amounts.

The vast majority of exported mezcal labels are produced in the state of Oaxaca. Other states beside Oaxaca and our home of Tamaulipas include Durango, Guanajuato, Guerrero, Michoacan, Puebla, San Luis Potosi & Zacatecas. Since Rancho El Tinieblo is in Tamaulipas, we are one of the most unique mezcal territories in the country. Only a handful of mezcal batches have been produced in our region by anyone else. Of all 9 mezcal producing regions, Tamaulipas is the northernmost region and the only one on the eastern coastline. The terroir makes for a very special tasting mezcal with some agave varieties that can only be found in this region. Meanwhile, the most desired varieties of agave for mezcal such as espadin, tobala, americana, salmiana, cuishe, montana and agave azul all grow on our ranch.

Almost all of the mezcal brands that are exported have been created in the last couple of years are foreign owned, and rely on an outsourced arrangement of agave growers, distillers, maestro "mezcaleros" and bottlers that can shift based on circumstances.

The El Tinieblo brand is unique in its category in that it is completely self-reliant with an entirely in-house process. All of the agave is grown and distilled at Rancho El Tinieblo, the family's 9,000-acre wildlife preserve. Once ready, the mezcal is trucked to the bottling facility in Monterrey where it is sealed into hand-blown glass bottles, labeled and packed before shipping the bottles out to market. In other words, the entire production process is singularly controlled from when the agave seed falls to the earth until the cases are shipped.

Current Stage and Roadmap

In order to realize the case sales volume growth outlined in our current business plan, we will need to methodically gain territory on the ground through the steady addition of distributors and sales representatives.

Currently, we are selling in Florida, New York, and California through ETI's U.S. subsidiary TAMA Imports, LLC and, through ETI Canadian subsidiary TAMA North Enterprises, Inc. in Quebec. We are in the process of adding Colorado and Texas and are solidifying discussions with the largest liquor store in Texas. For New York and California, we are warehousing and selling to restaurants and liquor stores through facilitator Park Street Imports, LLC. Park Street also provides us with back office services and logistical support nationally. Sales in Quebec are to Société des alcools du Québec (SAQ), the provincial run liquor outlet.

We are excited about our first official distributor partnership with Miami-based premium wine and specialty spirits distributor XXI. Focused just on Florida, this distributor is moving 50 cases a month with support from just one ETI sales representative. Using that as a metric, we will meet our goals this year if we expand our partner distribution network to California, Colorado and Texas and add fifteen sales representatives to support them.

In addition to having good distributors, we need our own well-supported and trained representatives to supplement and support their sales resources in order to gain traction. Distributor sales people often have too much going on to pay sufficient attention to new brands and need to be convinced that El Tinieblo will bring them incremental sales and not take away existing business; the same can be said for their accounts. Some of our tactics to overcome potential indifference will include:

a) Providing incentives for salespeople (if distributor approves) to push sales.

b) Providing presentations and training clinics at general sales meetings to increase awareness of the brand among distributor salespeople.

c) Having our sales people accompany distributor sales persons while they visit accounts to build a personal connection with each salesperson and account.

d) Sharing of success stories and achieving milestones to show momentum.

e) Using carefully planned and crafted communication and pitches.

f) Supporting distributors and accounts with frequent visits and tastings.

The Team

Officers and Directors

Name: Edgar D. McKean III

Edgar D. McKean III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board of Directors.
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Manage and to provide leadership to the Board of Directors of the Company

Other business experience in the past three years:

- **Employer:** TAMA Imports, LLC
  Title: Manager
  Dates of Service: September 26, 2016 - Present
  Responsibilities: Oversee the enterprise

Other business experience in the past three years:

- **Employer:** TAMA North Enterprises, Inc.
  Title: Chief Executive Officer
  Dates of Service: March 01, 2108 - Present
  Responsibilities: Oversee the enterprise

Name: Brian Gale

Brian Gale's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Oversee the entire enterprise

- **Position:** Director
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Member of board of directors

Other business experience in the past three years:

- **Employer:** E/Racing League, LLC
  Title: Chief Executive Officer
  Dates of Service: June 18, 2018 - Present
  Responsibilities: Oversee the enterprise

Other business experience in the past three years:

- **Employer:** Speed League, Inc
  Title: Chief Executive Officer
  Dates of Service: May 15, 2014 - June 01, 2017
  Responsibilities: Oversee the enterprise

Other business experience in the past three years:

- **Employer:** Gale & Co, LLC
  Title: Chief Executive Officer
  Dates of Service: May 27, 2008 - Present
  Responsibilities: Oversee the enterprise

Name: Alfredo Perez-Salinas Tijerina

Alfredo Perez-Salinas Tijerina's current primary role is with Mezcales de Tamaulipas S de RLMI. Alfredo Perez-Salinas Tijerina currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Second in command

- **Position:** Director
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Member of board of directors

Other business experience in the past three years:

- **Employer:** Mezcales de Tamaulipas S de RLMI
  Title: Chief Executive Officer
  Dates of Service: January 07, 2011 - Present
  Responsibilities: Oversee the entire enterprise

Other business experience in the past three years:

- **Employer:** Rio Mississippi 105-b
  Title: Chief Executive Officer
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Oversee the entire enterprise

Name: Marie S. McKean

Marie S. McKean's current primary role is with Saint Anselm College. Marie S. McKean currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary & Treasurer
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Executive administration

Other business experience in the past three years:

- **Employer:** Town of Salem, NH
  Title: Director of Human Resources
  Dates of Service: January 02, 2011 - December 01, 2017
  Responsibilities: Manage HR

Other business experience in the past three years:

- **Employer:** Saint Anselm College
  Title: Marie S. McKean, an attorney admitted to practice in New Hampshire, is the Director of Human Resources at St. Anselm College, Manchester, NH.
  Dates of Service: January 02, 2018 - Present
  Responsibilities: Manage HR

Name: Matthew D. McKean

Matthew D. McKean's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Sales
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Manage sales

Other business experience in the past three years:

- **Employer:** Rio Mississippi 105-B
  Title: Executive Chef
  Dates of Service: January 12, 2016 - June 01, 2016
  Responsibilities: Head Chef

Other business experience in the past three years:

- **Employer:** Xintury Inc. , Montreal, Quebec, Canada
  Title: Director
  Dates of Service: October 22, 2014 - April 20, 2018
  Responsibilities: Oversee management

Other business experience in the past three years:

- **Employer:** TAMA Imports, LLC
  Title: Eastern Sales Director
  Dates of Service: May 25, 2016 - Present
  Responsibilities: Direct sales in the Eastern US

Other business experience in the past three years:

- **Employer:** Melinda's, Miami, FL.
  Title: Executive Chef
  Dates of Service: November 30, 2017 - Present
  Responsibilities: Head Chef

Name: Cynthia P. Baron

Cynthia P. Baron's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: September 30, 2018 - Present
  Responsibilities: Management of finances

Other business experience in the past three years:

- **Employer:** NH Lottery Commission
  Title: Chief Financial Officer
  Dates of Service: September 08, 2015 - December 07, 2017
  Responsibilities: Manage the finances

Other business experience in the past three years:

- **Employer:** TAMA Imports, LLC
  Title: Chief Financial Officer
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Manage the finances

Name: Nikko Gibler

Nikko Gibler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Marketing
  Dates of Service: September 28, 2019 - Present
  Responsibilities: Manage the company's marketing efforts

Other business experience in the past three years:

- **Employer:** Ricoshëi
  Title: Professional musician & DJ
  Dates of Service: March 01, 2005 - Present
  Responsibilities: Professional musician & DJ

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in El Tinieblo International, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product outside of Mexico, that people think it's a better option than other spirits, or that we will able to provide the service to our distributors at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to the selling environment, the number of interested purchasers, the perceived value of our brand and our distribution network, comparable recent sales in our industry and other industries, the projected performance of the craft spirits category at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment and possibly at a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investment. Furthermore, in the event of a liquidation of our company, you will not be paid out of any cash remaining until after the holders of preferred stock and all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying a non-voting common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with increased sales staff and

an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than we are currently. It is possible that our products will fail to gain enough market acceptance to meet our projections for any number of reasons. If the products fail to achieve significant sales or awareness acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established spirits companies who currently have mezcals with greater awareness in certain markets. Additionally, they may have much better financial means and marketing/sales and human resources than we do. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

El Tinieblo International, Inc. was formed on September 26, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Though our products are well received in Mexico, our current and proposed sales and distribution operations outside of Mexico are subject to all business risks associated with most new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. El Tinieblo International, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on various country, regional and local government regulations regarding spirits. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product in particular markets may no longer be in the best interest of the Company. At such

point the Company may no longer want to sell product in that particular market and therefore sales projections may be affected.

Market Competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than we do, or superior products to those we develop. It should further be assumed that competition will intensify.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alfredo Perez-Salinas Tijerina	525,000	Class A Preferred Stock	70.0
Edgar D. McKean III	225,000	Class A Preferred Stock	25.0

The Company's Securities

The Company has authorized Common Stock, and Class A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 100,000 of Common Stock.

Common Stock

The amount of security authorized is 200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

The holders of the Common Stock are not entitled to any voting rights or preferred liquidation rights. Common Stock shareholders particpate in liquidation along with Class A Preferred Shareholders on a pro-rata basis, after Class A Preferred Stock holders have received their liquidation preference. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Class A Preferred Stock

The amount of security authorized is 900,000 with a total of 750,000 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written

consent of stockholders in lieu of meeting), each holder of outstanding shares of Class A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Preferred Stock held by the holder to vote on such matter.

Material Rights

Dividends.

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends may be declared by the Board of Directors at a rate equal to no less than three percent (3%) and no more than seven percent (7%) per annum of the Class A Original Issue Price (as defined below), compounded annually, on such shares of Class A Preferred Stock (the "Accruing Dividends"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation (the "Board of Directors") shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Class A Preferred Stock in an amount at least equal to the sum of the amount of the aggregate Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid. The "Class A Original Issue Price" shall mean $10.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock.

PAYMENTS TO HOLDERS OF CLASS A PREFERRED STOCK.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of shares of Class A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Class A Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be
insufficient to pay the holders of shares of Class A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the
holders of shares of Class A Preferred Stock shall share ratably in any distribution of

the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Common Stock shareholders particpate in liquidation along with Class A Preferred Shareholders on a pro-rata basis, after Class A Preferred Stock holders have received their liquidation preference.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, any liquidation rights in the event of bankruptcy or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $7,500,000.00
  Number of Securities Sold: 750,000
  Use of proceeds: Shares were purchased using equity securities from subsidiaries and accounted for as in kind. No cash was raised.
  Date: April 03, 2019
  Offering exemption relied upon: Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

ETI was founded in September, 2018. The company did not have any significant activity until April, 2019 when it purchased U.S. subidiary TAMA Imports, LLC and Canadian subsidiary TAMA North Enterprises, Inc.

Founded in September, 2016, TAMA Imports, LLC, has been operating with only two part-time sales persons, one in Miami and the other in Los Angeles. Distributor partners are key to spirit sales and the company did not have one in either market until December, 2018 when it began working with specialty distributor XXI in Miami. This helped us get traction in the Miami market and we are now consistently selling over fifty cases a month there. We are in serious talks with a large specialty distributor for the California market.

The subsidiary buys product from El Tinieblo brand owner and producer Mezcales de

Tamaulipas, RMLI and resells it at a markup. The subsidiary raised its prices by 30% in September 2018 increasing the average sales margin to 51%

On occasion, the subsidiary supplies cultural events that can move an extra twenty to fifty cases at a time.

TAMA North Enterprises, Inc. was founded in April, 2018. The company currently has one person selling and only has one customer, the provencial run liquor stores in Quebec, which has placed two purchase orders since the founding of the subsidiary. In the current arrangement, Mezcales de Tamaulipas, RMLI supplies SAQ directly from Mexico and the subsidiary receives a per bottle commission on the sales.

Sales staff enterprise wide will be increased in the near future as result of this OPO and other fundraising efforts.

Historical results and cash flows:

The company's historical financial results and cash flows are not indicative of what should be expected in the future. Financing obtained through this OPO and other fundraising efforts will give the company the abilty to hire sales representatives, engage distibutor partners and roll out new products, which should dramatically improve sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

1) The company recently secured $100,000 in financing via a convertibe note.

2) Through its U.S. subsidiary TAMA Imports, LLC, the company currently has a revolving line of credit with Bank of New Hampshire, for a total amount available of $150K. This line of credit currently has an outstanding balance of $150K.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are important in executing the company's business plan but not critical to its survival.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While the company could continue to operate without any funds from this campaign, the campaign funds would enable the company to execute its plan to expand the

business.

Should the company not raise sufficient funds in this offering, the company will seek capital through an additional regulation C offering, regulated crowdfunding offerings, equity or debt issuance, or any other means available to the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Assuming existing revenue levels are at least mantained, the company will be able to cover its fixed costs and operate indefinitely even if this offering were to only meet its minimum funding goal. The company has no expenses related to product manufacturing and has a lean on demand inventory supply chain and, due to the nature of the industry, gets paid in a timely manner. Ultimately, the company has an agile structure and can quickly scale its operating expenses according to surrounding circumstances and operate effectively through all types of fundraising scenarios.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate indefinitely should this offering meet its maximum funding goal or not. Ultimately, the company has an agile structure and can quickly scale its operating expenses according to surrounding circumstances and operate effectively through all types of fundraising scenarios.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the event that the company would need additional outside capital, we will turn to a wide range of capital resources to provide the company the necessary financing to bridge the company's operations. This could include commercial lenders, accredited equity investors and private equity firms.

Indebtedness

- **Creditor:** Bank of New Hampshire
  Amount Owed: $150,000.00
  Interest Rate: 5.5%
  Maturity Date: September 13, 2050
  Note: This debt is through TAMA Imports, LLC and was inherited April, 3 2019 when ETI purchased the subsidiary.

- **Creditor:** Saint Mary's Bank, Manchester, NH
  Amount Owed: $12,270.97
  Interest Rate: 3.09%
  Maturity Date: December 07, 2020
  Note: This debt is through TAMA Imports, LLC and was inherited April, 3 2019 when ETI purchased the subsidiary.

- **Creditor:** TAMA Imports, LLC (intercompany)
  Amount Owed: $6,946.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2019

- **Creditor:** Emlyn McCutcheon
  Amount Owed: $100,000.00
  Interest Rate: 10.0%
  Maturity Date: September 30, 2019
  Note is convertible to Common Voting stock at $5.20 per share.

Related Party Transactions

- **Name of Entity:** TAMA Imports, LLC (intercompany)
  Names of 20% owners: El Tinieblo International, Inc.
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: None of note
  Material Terms: $6, 946 in account payables to TAMA Imports, LLC.

- **Name of Entity:** TAMA Imports, LLC
  Names of 20% owners: El Tinieblo International, Inc
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: EL Tinieblo International purchased 100% interest in TAMA Imports, LLC April 3, 2019 using company stock.
  Material Terms: El Tinieblo International, Inc. shareholders and officers Alfredo Salinas-Perez Tijerina (President and Director), Edgar D. McKean III (Chairman) and Matthew D. McKean (VP of Sales) contributed 100% of their membership interest in TAMA Imports, LLC to El Tinieblo International, Inc. in exchange for a total of 675,000 shares of stock.

- **Name of Entity:** TAMA North Enterprises, Inc.
  Names of 20% owners: El Tinieblo International, Inc.
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: EL Tinieblo International purchased 90% interest in TAMA North Enterprises, Inc. on April 3, 2019 using company stock.
  Material Terms: El Tinieblo International, Inc. shareholders and officers Alfredo

Salinas-Perez Tijerina (President and Director), Edgar D. McKean III (Chairman) and Matthew D. McKean (VP of Sales) contributed all of their interest in TAMA North Enterprises, Inc. (totaling 90%) to El Tinieblo International, Inc. in exchange for a total of 75,000 shares of stock.

- **Name of Entity:** Emlyn McCutcheon
  Relationship to Company: President of Canadian Subsidiary
  Nature / amount of interest in the transaction: Holder of $100,000 convertible note
  Material Terms: $100,000 note @ 10%. Convertible to Common Voting stock at $5.20 per share. Matures 12/31/19.

Valuation

Pre-Money Valuation: $7,500,000.00

Valuation Details:

We have taken several efforts to produce a valuation figure for the company and base this valuation primarily on investments to date, sweat equity of the founders, market reception of the products, robustness of the business plan and recent transactions in the craft spirits industry. Because large spirit houses are able to bring power and efficiency of mass distribution to the table, valuations for craft spirits companies are typically based primarily on annual case sales. Craft spirits brands sold recently include High West Distillery for $160M, on sales of 70,000 cases at $2,285 per case, and Casamigos tequila and mezcal for $700M, on sales of 170,000 cases at $4,117 per case. Accordingly, the directors believe a valuation of $7,500,000 to be fair. These stats come from GRAND VIEW RESEARCH (Craft Spirits Market Growth) FORBES 2017 (High West Distillery Buyout) and THE DRINKS BUSINESS (Casamigos Buyout).

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  40.0%
  Purchase more mezcal inventory to be strategically placed in targeted markets.

- *Working Capital*
  34.0%
  Short-term debt payments, payroll and certain payables.

- *Marketing*

20.0%

Customer, distributor and retailer acquisitions, growth of social media engagement and local brand building promotions in targeted markets.

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  5.0%
  We will increase inventory levels in the US markets where we are adding sales representatives and distributors in order to better meet growing demand. Specifically, we will put more inventory in our Park Street Imports managed warehouses in Florida and California and also in a warehouse of our own we plan to add in McAllen, TX.

- *Marketing*
  15.0%
  Marketing dollars will be spent on customer, distributor and retailer acquisitions. Also to grow social media engagement at an even greater rate Local brand building promotions in targeted markets will also be a part of the program. We'll also create some branded promotional merchandise, such as a wall hanger featuring our signature deer horns, to gain exposure in bars and clubs. .

- *Company Employment*
  35.0%
  We will be compensating our current executives and adding one administration staff position and 15 sales representatives to support our partner distributor in Florida and anticipated partner distributors in California, Texas and Colorado.

- *Short-term debt*
  20.0%
  We will pay down our short-term debt including a $40,000 credit card balance and our $150,000 line of credit. Both are in good standing and will remain open and available for us to use going forward.

- *Operations*
  19.0%
  Operational spends include logistics, shipping, warehousing, permits and licenses. For logistics, we will be adding a warehouse in McAllen, TX to support anticipated business with Spec's Wine & Spirits stores and the restaurant chain Palenque Grill. We will also be investing in increasing our distribution and sales by spending on CEO, VP of Sales and VP of Marketing travel, including to hire and train sales representatives and to secure and support distributors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.eltinieblo.com (www.eltinieblo.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/el-tinieblo-international

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a

part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR El Tinieblo International, Inc.

[See attached]

EL TINIEBLO INTERNATIONAL, INC.
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

EL TINIEBLO INTERNATIONAL, INC.
INDEX TO FINANCIAL STATEMENTS
(unaudited)

	Pages
Balance Sheet as of December 31, 2018	4
Statement of Operations for Inception (September 24, 2018) to December 31, 2018	5
Statement of Stockholders' Equity for Inception (September 24, 2018) to December 31, 2018	6
Statement of Cash Flows for Inception (September 24, 2018) to December 31, 2018	7
Notes to the Financial Statements	8-10

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
El Tinieblo International, Inc
Laconia, New Hampshire

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of El Tinieblo International, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
06/07/2019

Marko Glisic, CPA

EL TINIEBLO INTERNATIONAL, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2018
(unaudited)

December 31, 2018

ASSETS

Current Assets		
Cash and Cash Equivalents	$	178
Total Current Assets		178
Total Fixed Assets, net		-
TOTAL ASSETS		**178**

LIABILITIES & EQUITY

Current Liabilities	
Intercompany-TAMA	6,946
Total Current Liabilities	6,946
Long Term Liabilities	
Long term debt	-
Total Long Term Liabilities	-
Total Liabilities	6,946
Equity	
Common Stock, par value $0.01 1,000,000 shares authorized, 0 issued and outstanding .	-
Additional Paid In Capital- Class A Common Stock	-
Subscription Receivable	-
Retained Earnings/(Deficit)	(6,768)
Total Equity	(6,768)
TOTAL LIABILITIES & EQUITY	$ 178

EL TINIEBLO INTERNATIONAL, INC.
STATEMENTS OF OPERATIONS
FOR INCEPTION (SEPTEMBER 24, 2018) TO DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Revenue	$ -
Costs and expenses:	
General and Administrative Expenses	6,768
Total costs and expenses	6,768
Income from operations	(6,768)
Interest and other income (expense), net	-
Income before provision for income taxes	(6,768)
Provision for income taxes	-
Net income	$ (6,768)

EL TINIEBLO INTERNATONAL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR INCEPTION (SEPTEMBER 24, 2018) TO DECEMBER 31, 2018
(unaudited)

	Class A Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
Inception (September 24, 2018)	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(6,768)	(6,768)
December 31, 2018	-	-	-	-	(6,768)	(6,768)

EL TINIEBLO INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS
FOR INCEPTION (SEPTEMBER 24, 2018) TO DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Cash flows from operating activities	
Net income	$ (6,768)
Net cash provided by operating activities	(6,768)
Cash flows from financing activities	
Payable-TAMA	6,946
Contribution	-
Net cash received from financing activities	6,946
Net (decrease) increase in cash and cash equivalents	178
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 178
Non Cash Investing and Financing Activities:	
Subscription Receivable	$ -

NOTE 1 – NATURE OF OPERATIONS

El Tinieblo International, Inc was formed on September 24, 2018 ("Inception") in the State of Delaware. The financial statements of El Tinieblo International, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Laconia, New Hampshire.

El Tinieblo is a sustainability-first artisanal mezcal brand, and unique in that we are completely self-reliant. We grow our agave with no pesticides/insecticides at Ranch Tinieblo, a 9000 acre farm in Tamaulipas. We then harvest, cook, distill and age the product with the careful guidance of Master Mezcalero Don Balthazar Cruz. Finally, we bottle it one by one in 100% recycled glass hand-blown bottles for shipment. El Tinieblo International, Inc. (ETI) will serve as the international sales and distribution arm for our Mexico based premium mezcal brand El Tinieblo. With a charter to develop all business in markets outside of Mexico, El Tinieblo International will grow existing US and Canadian sales as well as find and develop new importers across the globe.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or

1	liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues primarily from sales of its liquors products in US through distributors and outside the US through importers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New Hampshire state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Some of the company's bills were paid by TAMA Imports, LLC, a related company in the amount of $6,946.31.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000, shares of our common stock with $0.01 par value. As of December 31, 2018, 0 shares of common stock are issued and outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

Some of the company's bills were paid by TAMA Imports, LLC, a related company in the amount of $6,946.31.

On June 5, 2019, El Tinieblo International, Inc., signed a convertible note purchase agreement with a certain shareholder who would constitute a related party for the amount of $100,000. The loan carries an interest rate of 10% per year and matures on December 31, 2019.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through June 7, 2019, the issuance date of these financial statements.

On April 3, 2019, El Tinieblo International, Inc (ETI) acquired 100% membership interest of TAMA Imports, LLC by entering a contribution agreement with TAMA Imports LLC. ETI issued 675,000 shares of Preferred Class A stock to TAMA Imports, LLC members at a par value of $0.01 per share, for a value of $6,750.

On April 3, 2019, El Tinieblo International, Inc (ETI) acquired 90% ownership of TAMA North Enterprises, Inc by entering a contribution agreement with TAMA North Enterprises, Inc. ETI issued 75,000 shares of Preferred Class A stock to TAMA North Enterprises, Inc shareholders at a par value of $0.01 per share, for a value of $750.

On May 9, 2019, El El Tinieblo International, Inc amended and restated its certificate of incorporation to a par value of $0.0001.

On June 5, 2019, El Tinieblo International, Inc., signed a convertible note purchase agreement with a certain shareholder who would constitute a related party for the amount of $100,000. The loan carries an interest rate of 10% per year and matures on December 31, 2019.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

TAMA IMPORTS, LLC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

Tama Imports, LLC
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2018 and December 31, 2017	3-4
Statements of Operations for the Periods ended December 31, 2018 and December 31, 2017	5
Statements of Members' Equity for the Periods ended December 31, 2018 and December 31, 2017	6
Statements of Cash Flows for the Periods ended December 31, 2018 and December 31, 2017	7
Notes to the Financial Statements	8-11

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Tama Imports, LLC
Laconia, New Hampshire

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Tama Imports, LLC (the "Company,"), which comprise the balance sheets as of December 31, 2018, and December 31, 2017 and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018, and December 31, 2017 the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
06/07/2019

Marko Glisic, CPA

TAMA IMPORTS, LLC
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	6,584	20,313
Account Receivables	18,726	19,379
Inventory	31,629	37,732
ETI Receivable	6,946	-
Other Current Assets	16,260	26,453
Total Current Assets	80,146	103,877
Fixed Assets-Net	17,445	21,996
TOTAL ASSETS	$ 97,591	$ 125,873
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Account Payable	39,683	10,388
Credit Cards	40,557	39,114
Loans from Member	18,590	2,699
Note Payable-Current Portion	7,246	-
Total Current Liabilities	106,076	52,202
Long -Term Liabilities		
BNH Line of Credit	149,399	117,399
Note Payable-St Mary Bank Auto	7,533	22,150
Total Non Current Liabilities	156,932	139,549
Total Liabilities	263,008	191,750
Equity		
Members Equity	100,000	95,837
Draws	-	(4,404)
Retained Earnings	(157,311)	(2,865)
Net Income	(108,106)	(154,446)
Total Equity	(165,417)	(65,878)
TOTAL LIABILITIES & EQUITY	$ 97,591	$ 125,873

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

TAMA IMPORTS, LLC
STATEMENTS OF OPERATIONS
FOR THE PERIODS DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 86,167	$ 40,775
Cost of Goods Sold	54,225	28,105
Gross Margin	31,943	12,671
Operating Expenses		
Advertising and Marketing	21,830	39,609
General and Administrative Expenses	98,488	124,171
Total Operating Expenses	120,318	163,780
Net Operating Income (Loss)	(88,376)	(151,109)
Depreciation	(4,551)	(758)
Other Expenses		
Interest expense	(15,180)	(2,578)
Preferred Return	-	-
Provision for Income Taxes	-	-
Net income (Loss)	$ (108,106)	$ (154,446)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 4 -

TAMA IMPORTS, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Members' Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount			
December 31, 2016	100	$ -	$ 95,837	$ (2,865)	$ 92,971
Contribution	-	-	-	-	-
Distribution	-	-	(4,404)	-	(4,404)
Net income (loss)	-	-	-	(154,446)	(154,446)
Balance at December 31, 2017	100	-	91,433	(157,311)	(65,878)
Contribution	-	-	8,567	-	8,567
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(108,106)	(108,106)
Balance at December 31, 2018	100	$ -	$ 100,000	$ (265,417)	$ (165,417)

TAMA IMPORTS, LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (108,106)	$ (154,446)
Depreciation	4,551	758
Total Adjustments to reconcile Net Cash Provided By Operations:		
Account Receivables	653	(19,379)
Inventory	6,103	28,105
ETI Receivable	(6,946)	-
Account Payable	29,295	10,388
Other Current Assets	10,193	(26,453)
Credit Cards	1,442	39,114
Net Cash Provided By Operating Activities:	**(62,817)**	**(121,912)**
Cash flows from Investing Activities		
Sale/(Purchase) of Fixed Asset	-	(22,754)
Net Cash used in investing activities	**-**	**(22,754)**
Cash flows from Financing activities		
Loans from Members	15,892	2,353
Line of Credit	32,000	117,399
Note Payable - Current	7,246	-
Note Payable-Auto	(14,617)	22,150
Contribution/(Distribution)	8,567	(4,404)
Net cash received from financing activities	**49,087**	**137,499**

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

Net (decrease) increase in cash and cash equivalents			(13,729)		(7,167)
Cash and cash equivalents at beginning of period			20,313		27,480
Cash and cash equivalents at end of period	$		**6,584**	$	**20,313**

NOTE 1 – NATURE OF OPERATIONS

Tama Imports, LLC was formed on September 26, 2016 ("Inception") in the State of New Hampshire. The financial statements of Tama Imports, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Laconia, New Hampshire.

The company is responsible for marketing and selling El Tinieblo mezcal in the USA. TAMA Imports LLC, imports the product from Mexico and sells to spirits distributors at a markup. The distributors then resell to licensed retailers that are either "off-premises" meaning liquor stores or "on-premises" such as restaurants, night clubs or special events.

Going Concern and Management's Plans
The Company lacks significant working capital and has recently commenced operations We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when

available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried receivables of $18,726 and $19,379, respectively and no allowances against such.

Inventory
Inventories consist primarily of finished liquors goods. Inventories are recorded at the lower of cost or market, using first-in, and first out method (FIFO). The company had inventory in the amounts of $31,629 and $37,732 as of December 31, 2018 and 2017 respectively.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. The Company had vehicles in the amount of $22,754 in 2018 and 2017 with accumulated depreciation of $5,309.22 and $758.46 as of December 31, 2018 and 2017 respectively.

Intangible Assets-Patent
The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patent are amortized over the expected period to be

benefited, not to exceed the patent lives, which may be as long as 17 years.

Revenue Recognition
The Company will recognize revenues primarily from sales of its liquors products in US through distributors when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed tax returns from inception in 2016 through 2017 and has not yet filed 2018 tax return. The company is not currently subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Line of Credit
The Company has line of credit with the Bank of New Hampshire that has a limit of $150,000 and an annual percentage rate of 4.25%. As of December 31, 2018, and 2017, the balances were $149,399 and $117,399 respectively.

Auto Loan
On September 7, 2017 the company signed a retail installment contract and security agreement with Auto Services Dealership in the amount of $22,754 for a 2017 Dodge Grand Caravan vehicle. The auto loan carried a yearly interest rate of 3.09%. The loan matures after 144 months of monthly payments in the amount of $662.58. As of December 31, 2018, and 2017, the loan had a balance of $14,779 and $22,150 respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its members.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The initial ownership percentages of the members are as follows:

Member's Name	Ownership Percentage
Edgar D. McKean	25%
Matthew McKean	5%
Alfredo Perez Salinas	70%

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2017, the company had a deposit reserve in the amount $13,000 to purchase inventory from its related company Mezcales De Tamaulipas, a corporation incorporated under the laws of Mexico.

As of December 31, 2018, the company paid $6,946.31 for El Tinieblo, Inc, a related company.

The company also has short term loans from founding members Edgar D. McKean and Alfredo Perez Salinas in the total amounts of $18,591 and $2,699 as of December 31, 2018 and December 31, 2017 respectively. The loans carry no interest and is payable once the company generates enough working capital to sustains itself and become profitable.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through June 7, 2019, the issuance date of these financial statements.

On April 3, 2019, Tama Imports, LLC became a wholly owned subsidiary of El Tinieblo International, Inc (ETI). ETI acquired 100% membership interest of TAMA Imports, LLC by entering a contribution agreement with TAMA Imports LLC. ETI issued 675,000 shares of Preferred Class A stock to TAMA Imports, LLC members at a par value of $0.01 per share, for a value of $6,750.

On May 9, 2019, Tama Imports, LLC's parent, ETI, certificate of incorporation was amended and restated to a par value of $0.0001.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

TAMA NORTH ENTERPRISES, INC.
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

TAMA NORTH ENTERPRISES, INC.
INDEX TO FINANCIAL STATEMENTS
(unaudited)

	Pages
Balance Sheet as of December 31, 2018	3
Statement of Operations for Inception (April 20, 2018) to December 31, 2018	4
Statement of Stockholders' Equity for Inception (April 20, 2018) to December 31, 2018	5
Statement of Cash Flows for Inception (April 20, 2018) to December 31, 2018	6
Notes to the Financial Statements	7-10

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

To the Board of Directors of
Tama North Enterprises, Inc
Montreal, Quebec

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Tama North Enterprises, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
06/07/2019

Marko Glisic, CPA

TAMA NORTH ENTERPRISES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2018
(unaudited)

December 31, 2018

ASSETS

Current Assets		
Cash and Cash Equivalents	$	1,512
Account Receivables		6,856
Total Current Assets		8,368
Non Current Assets		-
TOTAL ASSETS		**8,368**

LIABILITIES & EQUITY

Current Liabilities		
Account Payables		5,599
Shareholder Loans		2,949
Total Current Liabilities		8,548
Equity		
Common Stock		1
Subscription Receivable		(1)
Additional Paid In Capital		-
Cumulative Translation Adjustment		6
Retained Earnings/(Deficit)		(185)
Total Equity		(179)
TOTAL LIABILITIES & EQUITY	$	**8,368**

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

TAMA NORTH ENTERPRISES, INC.
STATEMENTS OF OPERATIONS
FOR INCEPTION (APRIL 20, 2018) TO DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Revenue	$ 8,218
Costs and expenses:	
General and Administrative Expenses	8,403
Total costs and expenses	8,403
Income from operations	(185)
Interest and other income (expense), net	-
Income before provision for income taxes	(185)
Provision for income taxes	-
Net income	$ (185)

TAMA NORTH ENTERPRISES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR INCEPTION (APRIL 20, 2018) TO DECEMBER 31, 2018
(unaudited)

	Class A Common stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Earnings/Deficit	Cumulative Translation Adjustment	Total Stockholders' Equity
	Shares	Amount					
Inception (April 20, 2018)	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of founders stock	100	1	-	(1)	-		1
Cumulative Translation Adjustment	-	-	-	-	-	6	6
Net income (loss)	-			-	(185)	-	(185)
December 31, 2018	100	$1	-	$(1)	$(185)	$6	$(178)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

	December 31, 2018
Cash flows from operating activities	
Net income	$ (185)
Total Adjustments to reconcile Net Cash Provided By Operations:	
Account Receivable	(6,856)
Account Payable	5,599
Net cash provided by operating activities	**(1,442)**
Cash flows from financing activities	
Shareholder Loan Borrowing	2,949
Net cash received from financing activities	**2,949**
Effects of foreign currency exchange rate changes on cash	**6**
Net (decrease) increase in cash and cash equivalents	1,512
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	**$ 1,512**
Non Cash Investing and Financing Activities:	
Subscription Receivable	$ 1

NOTE 1 – NATURE OF OPERATIONS

Tama North Enterprises, Inc., was formed on April 20 24, 2018 ("Inception") in Montreal, Quebec. The financial statements of Tama North Enterprises, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Montreal, Quebec.

Tama North Enterprises, Inc., is responsible for marketing and selling El Tinieblo mezcal in Canada. TAMA North Enterprises, Inc. sells directly to provincial controlled alcohol outlets in each province at a markup, including Société des alcools du Québec (SAQ), the government run stores that control the alcoholic beverage trade in Québec.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 the Company carried receivables of $6,856 and no allowances against such.

Inventory
Inventories consist primarily of finished liquors goods. Inventories are recorded at the lower of cost or market, using first-in, and first out method (FIFO). The company had no inventory as of December 31, 2018.

Revenue Recognition
The Company will recognize revenues primarily from sales of its liquors products in Canada through distributors when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in Canada and files tax returns in the Canadian Federal jurisdiction and Quebec province jurisdiction. The Company has not yet filed its 2018 tax returns in Canada.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency of the Company. The functional currency of the company is the currency of its primary economic environment. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company entered into a promissory note with a certain shareholder (the "shareholder loan") for 0% for $2,949 (CAD 4,000). The loan matures on December 31, 2019.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100 shares of our common stock at a par value of $0.01. As of December 31, 2018, all shares of common stock are issued and outstanding for a consideration of $1.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2018, the company had a receivable in the amount $6,856 from its related company Mezcales De Tamaulipas, a corporation incorporated under the laws of Mexico.

The Company entered into a promissory note with a certain shareholder (the "shareholder loan") at 0% for $2,949 (CAD 4,000). The loan matures on December 31, 2019.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through June 7, 2019, the issuance date of these financial statements.

On April 3, 2019, El Tinieblo International, Inc. (ETI) acquired 90% ownership of TAMA North Enterprises, Inc. by entering a contribution agreement with TAMA North Enterprises, Inc. ETI issued 75,000 shares of Preferred Class A stock to TAMA North Enterprises, Inc shareholders at a par value of $0.01 per share, for a value of $750.

On May 9, 2019, Tama North Enterprises, Inc.'s parent company, El Tinieblo International, Inc, amended and restated its articles of incorporation to a par value of $0.0001.

On June 5, 2019, Tama North Enterprises, Inc. issued a convertible note purchase agreement to Edgar D. McKean III, one of the company's founders in the amount of $20,000. The loan has no interest and matures on December 31, 2019.

On June 5, 2019, Tama North Enterprises, Inc.'s parent company, El Tinieblo International, Inc., issued a convertible note purchase agreement with a certain shareholder who would constitute a related party for the amount of $100,000. The loan carries an interest rate of 10% per year and matures on December 31, 2019.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

0

Investors

$0.00

Raised of $10K - $1M goal

El Tinieblo
International

Ultra Premium Artisanal
Mezcal

🔵 Regulation Crowdfunding
🏠 Laconia, NH   🏷️ Food & Beverage
📍 Accepting International Investment

EL TINIEBLO®

Overview   Team   Terms   Updates   Comments   **Share**

Join our family and become part of the Mezcal Revolution

Invest in El Tinieblo International

An authentic Mexican brand highly regarded for taste and quality, El Tinieblo is an ultra premium artisanal mezcal hand-distilled in the state of Tamaulipas using methods passed down through generations of the Pérez-Salinas family. With culture and sustainability at the forefront, our family-owned brand works to boost the local economy, care for our land and wildlife, and honor the Mexican tradition of artisanal mezcal.

We have formed U.S. based El Tinieblo International, Inc. as a new global sales and distribution arm to expand our brand and share our family's mezcal with the world.

This is a unique opportunity to participate on the ground floor of our global expansion in a high-growth market segment featuring equity transaction multiples as high as 20 times sales*. Industry research projects that millennials will push the craft spirits market from $6B to $80B by 2025** and shows that mezcal, which had 39% export growth in 2017***, is growing faster than any other category. Like Patron at the start of the premium tequila boom, the El Tinieblo brand is uniquely poised to take



advantage of the mezcal growth because we are completely self-reliant, can assure quality and meet demand.

Casamigos (tequila and mezcal) 2017 sale to Diageo
*** Grand View Research 2017 report*
**** Consejo Regulador del Mezcal 2017 annual report*



Percentage of Mezcal Growth Vs. Others

PARABOLIC GROWTH					
VODKA	6%	6%	-7%	-6%	5%	·
WHISKY	0%	5%	7%	2%	1%	·
TEQUILA	4%	7%	6%	5%	4%	·
MEZCAL	19%	19%	27%	28%	38%	39%

2011 2012 2013 2014 2015 2016 2017

Now is the Time

With the growing popularity of mezcal and valuations for premium craft spirit brands exploding*, this is the best time to be in the business of this exceptional spirit.

Forbes 2017: Consolidation Bubbling Up In Craft Spirits

Mezcal 101

An indigenous Mexican spirit, mezcal is the term for all spirits distilled from agave native to Mexico and is protected under the Denominación de Origen allowing only certain states to produce. Whereas tequila is a type of mezcal produced specifically from steamed Blue Weber agave and only required to contain 51% agave, mezcal is always 100% agave coming from a wide variety of maguey plants that are roasted instead of steamed, resulting in a wider range of

flavor characteristics. Widely known in Mexico for its purity, it has historically been used as a remedy to many ailments. Being a natural and organic craft product, mezcal typically commands higher prices than tequila. The deeply rooted cultural connection paired with the strong rejection of commercialized spirits production allows bartenders to sell it as the sexier, more refined cousin of tequila. As a result, establishments are increasingly incorporating mezcal into their menus.



Our Origins

Rancho El Tinieblo was founded in 1865 and given the name, meaning "the absence of light," because of the heavy fog that covers the ranch every morning. It was also the name for mezcal being produced on the land long ago. Dormant for decades, Mezcal El Tinieblo was revived in 1986 when our family purchased the 9,000 acre agave-rich ranch and found the original stone wheel half-buried on the land. The discovery inspired us to use our own ancestral recipe to make small batches of mezcal to sell at our roadside cafe on the ranch. Since the 1980's, El Tinieblo has grown into an established brand that our family is very proud of. We have also been an integral part of mezcal conservation and regulation in our area.



Our Enterprise

El Tinieblo is comprised of two affiliates:

Wholly owned and operated by the Pérez-Salinas family, Mezcales de Tamaulipas S de RMLI owns the El Tinieblo brand and Rancho El Tinieblo where the agave grows and mezcal is made.The company also owns the bottling facility in Monterrey and self-distributes the brand within Mexico.

El Tinieblo International, Inc. is a separate Pérez-Salinas majority owned US based entity launched recently to manage all business in markets outside of Mexico. The shares offered here are in El Tinieblo International, Inc.

GLOBAL ENTERPRISE STRUCTURE


EL TINIEBLO®

OWNERSHIP

PÉREZ-SALINAS FAMILY

EDGAR MCKEAN FAMILY


MEZCALES DE TAMAULIPAS DE RLMI (MDT)


RANCHO EL TINIEBLO RANCH



Monterrey based mezcal producer and owner of Rancho El Tinieblo and the El Tinieblo brand.

(JIMENEZ, MX)

RIO MISSISSPPI 105-B MEZCALERIA (MONTERREY, MX)

EL TINIEBLO INTERNATIONAL, INC. (ETI)
US based Master Distributor and Licensee of all M.D.T. brands, products and services worldwide except in Mexico.

TAMA IMPORTS, LLC USA

TAMA NORTH ENTERPRISE, INC CANADA

FUTURE SUBSIDIARY / JVs (new markets/partners TBD)

INDEPENDENT IMPORTERS & DISTRIBUTORS

© EL TINIEBLO INTERNATIONAL

Who We Are

Rancho El Tinieblo operates much in the same way it did over 100 years ago with only minor upgrades to improve sustainability and conservation. The biggest change is that it now also serves as a wildlife preserve to exotic animals from across the world. Our antler icon embossed on our bottles represents mystical white-tailed deer often seen in the morning fog. Today, the El Tinieblo team includes the Perez-Salinas family, local workers, our Maestro Mezcalero Don Baltazar Cruz and our creative team of chefs, restaurateurs, and entertainment industry specialists. As we grow our brand outside of Mexico with El Tinieblo International, Inc., we always strive to honor our roots.



Our Land and Our People

Our ranch employs eleven families from the Jiménez area, a region where few economic opportunities exist, as well as a number of local merchants who help in the maintenance of our palenque (distillery). We are proud of our commitment to reuniting local families in their homeland through employment at the ranch and wildlife preserve and our ability to support the local economy. No pesticides, herbicides or fertilizers are used in the creation of our small-batch mezcal and we use only water and firewood from our ranch, minimizing our environmental impact. To protect the safety of our animals, we use an Egyptian traction mill to turn our tahona (stone wheel) instead of the traditional team of horses.

Sustainability & Quality

Sustainability in mezcal production is always important since maguey can take between 7 to 35 years to mature. Rancho El Tinieblo contains more than ample maguey: for every plant used, at least 25 more are planted and our facilities can grow production to at least 15 times existing

levels without further investment. We have never sourced third-party maguey, sold our maguey or produced mezcal for other labels. While other producers are struggling in maintaining quality while scaling up volume to meet increasing demand, our exclusivity and in-house resources result in consistent quality and sustainable scalability unique in the mezcal business.

Single Origin Artisanal Mezcal



Our Process

Using the same methods practiced on the ranch for decades, our mezcaleros harvest the heavy plants once they have grown to maturity, extracting the heart, or piña, by cutting off the leaves and roots. The hearts are roasted with mesquite wood in brick pits lined with river rock as everyone from the ranch gathers to share in this special process. To extract the pulp, the hearts are then crushed by the 150-year-old stone wheel and fermented from 3 to 10 days in wood vats depending on the weather. Following fermentation, the mash is distilled twice in copper vats and depending on its intended variety, either bottled or put into fire-charred American oak whiskey barrels for aging. The clear "Joven" is not aged but bottled and sent to market





while the "Reposado" is aged up to 11 months and the "Añejo" at least 2 years before distribution.

Our Expressions



BLACK LABEL: 40% ABV / 80 Proof

Small batch mezcal featuring an ensemble of Salmiana, Americana and Espadín wild agaves from our ranch:

- Joven @ $49: Clear and not aged
- Reposado @ $64: Aged up to 11 months in charred oak whiskey barrels
- Añejo @ $79: Aged up to 2 years in charred oak whiskey barrels

We will also be introducing at least 9 new limited special edition mezcals in 2019, making El Tinieblo one of the most comprehensive collections available.

SILVER LABEL: 54% ABV / 108 Proof

Limited production clear mezcals featuring a higher alcohol content and using wild agaves from our ranch:

- Espadín & Blue Weber agave ensemble @ $59
- Espadín & Salmiana agave ensemble @ $79
- Salmiana agave @ $99
- Pechuga: Distilled in the traditional manor and using an Espadín & Salmiana agave ensemble @ $199
- Wild Montana agave @ $399

WHITE LABEL: 54% ABV / 108 Proof

Cristal Madurado: Limited production clear mezcal using an Espadín & Salmiana wild agave ensemble from our ranch and aged in large 100-year old glass jugs stored in our temperature and light controlled catacombs:

- Aged 1 year @ $129
- Aged 2 years @ $169
- Aged 3 years @ $209
- Aged 4 years @ $249
- Aged 5 years @ $289

Our Distribution Rollout Plan






- ● Current, or soon to be, warehouses
- ▬ Current markets with distributor partners
- ▬ Anticipated to have distributor partners by the end of 2019
- ▬ Anticipated to have distributor partners by the end of 2021



Our Growth Plan

We expect to reach our goal of $1M+ in sales for 2019 through methodically gaining territory on the ground. Currently, we are selling in Florida, New York, California and Quebec and are in the process of adding Colorado and Texas. For New York and California we are warehousing and selling to restaurants and liquor stores through facilitator Park Street. Sales in Quebec are directly through SAQ, the provincial run liquor outlets.

We are excited about our first official distributor partnership with Miami-based premium wine and specialty spirits distributor XXI. Focused just on Florida, they've moved 50 cases in their first month. Using that as a metric, we will meet our goals next year if we expand our partner distribution network to California, New York, New Jersey, Illinois, Colorado and Texas, markets where we already have had serious discussions with speciality distributors. Combined with Florida, these states represent about 40% of the liquor sales across the country.

Outside of North America, we have been selling in Canada since March 2018 through a recently acquired majority-owned subsidiary and are planning to establish another in the UK. We are also working on bringing on distributor partners in France, Germany, Belgium and Iceland.

High Profile Clubs



Instagram Growth Vs. 3 Top Mezcals

SILENCIO	2%	5%	7%	11%	17%
DEL MAGUEY	1%	3%	4%	5%	7%
ILLEGAL	1%	4%	7%	11%	14%
EL TINIEBLO	24%	53%	80%	106%	139%

(Chart: compounded monthly growth — NOV '18, DEC '18, JAN '19, FEB '19, MAR '19, APR '19)

* Compounded monthly growth in Instagram followers. Raw data available upon request.

Brand Building

- Sophisticated social media initiatives that are gaining engaged followers fast. **_El Tinieblo is the fastest growing mezcal brand on Instagram._**
- Experiential programs and tastings at events and liquor stores to connect with consumers.
- Print and digital advertising campaigns for brand awareness.
- In-store merchandising tools to call attention to our products.
- Collaborations with celebrities, artists, musicians and industry names to verify our credibility.
- Music festival and motorsports sponsorships that build awareness and generate sales.
- Ownership group affiliated mezcalerias:
  - Monterrey MX: Rio Mississippi 105-b
  - Miami FL: Melinda's
  - Tijuana MX: El Tinieblo Mezcal Room (opening summer 2019)
- "Rancho El Tinieblo Experience" tours.



Rio Mississippi 105-b, Monterrey, MX



Melinda's, Miami, FL



El Tinieblo Mezcal Room, Tijuana, MX



The Hacienda at Rancho El Tinieblo , Tamaulipas MX



What You Need To Know

- **Thriving Market:** Demand for mezcal is growing fast and valuations for niche premium craft spirit brands industry-wide are going through the roof.
- **Self-Reliance:** We grow, distill and bottle in-house.
- **Scalability:** Our ranch has an estimated total of 1,000,000 agave plants and we plant new ones at a rate of 25 to every 1 that is harvested. Our production can grow at least 15 times our current levels before needing any further investment in infrastructure.
- **Exclusivity:** We have never sourced agave, sold our agave, or produced mezcal for other labels.
- **Quality:** Our exclusivity and the end to end ownership



- **Quality.** Our exclusivity and the end-to-end ownership of our supply chain result in sustainable scalability and consistent quality unique in the mezcal business.
- **Tailored Aesthetic:** We use a refined and clean design combining both modern and classic elements. Our unique bottles are made from hand-blown recycled glass using an ancient process and finished with 100% cotton labels embossed with an antique 1950's press.



Our Offering

Investment

$10.00 a share │When you invest you are betting the company's future value will exceed $7.5M

Perks*

All investors
Will receive a 375ML Founders Edition El Tinieblo Joven mezcal in wood box** along with a personal letter from "Ferruko" Pérez-Salinas thanking investors for their participation. All investors will also have their name hand inscribed on the wall of our distillery at Rancho El Tinieblo and will be entitled to a 25% discount on El Tinieblo VIP Experience mezcal tours for life.

Investments of $1,000 or More
Will also receive one pre-release certificate entitling them to one bottle of ultra-rare Founders Edition special batch El Tinieblo Madurado Cristal mezcal aged 2-year.**

Investments of $2,500 or More
Will also receive one pre-release certificate entitling them to one bottle of ultra-rare Founders Edition special batch El Tinieblo Madurado Cristal mezcal aged 3-years.**

Investments of $5,000 or More

Will also receive one pre-release certificate entitling them to one bottle of ultra-rare Founders Edition special batch El Tinieblo Madurado Cristal mezcal aged 4-years.**

About our Founders Edition Madurado Cristal Mezcal

Madurado is a clear mezcal that uses an ancient process where following distillation Joven mezcal is aged in ancient large glass jugs originally from southern Mexico. To control the temperature and light while aging, the jugs are buried in the ground in an area referred to as a "cementerio mezcalero".

- Production will begin following the close of this financing round.
- The investor will receive a pre-release certificate reserving one bottle.
- The investor's name, bottle number and jug number will be hand-written on the label.
- Each bottle will be presented in individually numbered (matching the bottle number) and hand made charred wooden box accompanied by a signed and personalized Certificate of Authenticity.
- Investors will be able to visit Rancho El Tinieblo to see the mezcal graveyard and the jug that their mezcal will come from.

*All perks occur after the offering is completed. Shipping is prepaid for U.S. and Mexico only.

** Shipping of liquor is restricted in certain U.S. states. Product may require pick up at a to be determined designated point in Florida, California, New York, Colorado or Texas. Investor pick up points in Mexico include Monterrey, Tijuana, Tulum, Hermosillo, Mexicali, Mazatlán and Mexico City. Additional pickup points, including some in other countries, may be added at a later time.

How the New Capital Will Be Used

- Secure additional partner distributors and retailers in major markets.
- Build a strong sales team to support our partner distributors and provide them with robust marketing materials.
- Acquire new key customers through awareness campaigns, product promotions and social media.
- Build higher inventory levels in selected markets to facilitate with sales growth.

EL TINIEBLO VIDEOS


Rancho El Tinieblo


Our Process

Mezcal vs. Tequila


Our Bottle Making

ORDER OUR MEZCAL

    



https://www.oldtowntequila.com/el-tinieblo-mezcal-joven/



https://drizly.com/mezcal-el-tinieblo-joven/p89663?is_autocomplete=true



https://minibardelivery.com/



https://specsonline.com/shop/spirits/el-tinieblo-mezcal-joven-6-case/



https://www.totalwine.com/search/all?text=el%20tinieblo&tab=fullcatalog



https://vintageliquor.com/?s=el+tinieblo&post_type=product



https://www.klwines.com/p/i?i=1309265



https://blueangelwines.com/#StoreFrontLocationHash=%23%2Fwidget%2F576c566669702d23b5290000%2Fproduct%2F585ab26dbfb2415dad975de1%3Fnav_path%3D%255B%255D






The Beginning

Locals begin selling a mezcal called El Tinieblo on the property now known as Rancho El Tinieblo in Tamaulipas, MX.



TAMA Imports

The Pérez-Salinas and McKean families establish U.S. based TAMA Imports, LLC and begin importing into the U.S. through Park Street Imports, who also facilitates logistics and self-distribution.

ETI Purchase of Subsidiaries

Both TAMA Imports, LLC and TAMA North Enterprises, Inc become subsidiaries of El Tinieblo International, Inc.



Expansion (ANTICIPATED)

we plan to have official distributor partners in the following markets: USA: FL + So. CA, No. CA, NY, NJ, IL, CO and TX Canada: QC + ON, BC Europe: GB, NE, FR, ES, BE



Tasting Awards

El Tinieblo begins exporting and enters into two U.S. taste contests, winning top awards.

XXI

Premium wine and spirits distributor XXI becomes El Tinieblo's first distributor partner in the U.S. Focused just on Florida, they move 100 cases in their first 30-days

| 1865 | | 2011 | | September 2016 | | September 2018 | | April 2019 | | December 2019 | |
| 1986 | | 2014 | | April 2018 | | October 2018 | | July 2019 | | December 2020 | |





ETI Founding

El Tinieblo International, Inc. (ETI) is established



Further Expansion (ANTICIPATED)







is established, absorbing both TAMAs and assuming all of El Tinieblo business outside of Mexico.

Perez-Salinas & McKean Collaboration

Chef Matt McKean begins working with "Ferruko" Pérez-Salinas to develop his mezcalerias in Mexico and some limited importation of El Tinieblo to Montreal.

By Dec, 2020 we plan to have distribution in the following markets: USA, countrywide Canada, countrywide Europe, China and Australia



Pérez-Salinas family

Pérez-Salinas family acquires the ranch and creates Mezcales de Tamaulipas reviving the El Tinieblo name using an old family recipe and the original grinding stone found on the property.



Tama North

The two families establish TAMA North Enterprises, Inc. in Canada to further grow sales beyond SAQ, Quebec's provincial run liquor stores.

StartEngine Campaign

El Tinieblo International, Inc. launches small OPO campaign on StartEngine.

In the Press

MEN'S JOURNAL

(SHOW MORE)

Meet Our Team



Brian Gale
Chief Executive Officer / Director

Brian joined El Tinieblo to advise the Pérez-Salinas and McKean families on managing the brand in the exploding mezcal industry, leading to the formation of El Tinieblo International, Inc. He also serves as CEO of E/Racing, a highly anticipated international electric powered motorsports league slated to launch late 2019. He has a range of management and executive experience across multiple industries including sports and entertainment, talent representation, franchising and private equity. Gale began his professional career in winter



Alfredo "Ferruko" Pérez-Salinas Tijerina
President / Director

A third-generation mezcal producer and member of the original family, Ferruko serves as the CEO of Mezcales de Tamaulipas, the owner of El Tinieblo and Rancho El Tinieblo. Under his management, El Tinieblo returned to its artisanal roots and developed strict sustainability and conservation measures throughout the ranch. He is also a prolific restaurateur, having created and operated over thirty-five restaurants, nightclubs and bars with locations in Monterrey, Tijuana, San Miguel de Allende and Playa del Carmen. His flagship is Rio



Edgar "Ted" D. McKean, III
Chairman

Ted began practicing law in 1974. Specializing in civil trials, he was admitted to the Bar of the First Circuit Court of Appeals in 1977 and in 1981 to the Bar of the Supreme Court of the United States. In 1981, Ted helped found the Village Bank and Trust Company of Gilford, New Hampshire, serving as a Director, Secretary and Counsel until it was acquired in 2005. Attracted to mezcal through his son Matt's career as a chef, they began importing a variety of agave based spirits into Canada and then later the US. Prior to the launch of ETI, Ted served as CEO of both importing



Cynthia Baron
Chief Financial Officer

Along with her responsibilities with ETI, Cindy is actively involved as a trustee of Lakes Region General Hospital and serves as the vice-chair of the Board of Trustees and vice-chair of the Finance Committee. A UNH graduate, she began working in the finance department at Pike Industries, a construction materials supplier in New Hampshire where she eventually worked her way up to CFO/VP of Finance. Later, she took a position as CFO of the New Hampshire Lottery. In 2017, Cindy was brought in to help manage the finances of the US importing company for El Tinieblo and has since fallen in

sports but is best known for creating the Global Rallycross Championship in 2010. Regarded as a game changing league in a shrinking industry, GRC accumulated over 20M total TV viewerships on ESPN, ABC and NBC. Under Gale's leadership, GRC raised $8.6M in investment on a valuation of $17M at the end of its second season having started on a $750K loan. Gale served as President and Director until selling his remaining stake after the third season.



Mississippi 105-b in Monterrey's fashion district. Ferruko's passion is traveling to remote destinations across the world with his family in search of culinary and artistic inspiration for his mezcal and restaurant businesses. He holds a degree in foreign trade from the Institute of Technology and Higher Education, Monterrey.



companies, which have since become El Tinieblo International. Ted attended Framlingham College, England prior to getting a B.A. from UVA. Following a stint as an officer in the U.S. Navy, he entered the Catholic University School of Law where he served on the Law Review, receiving his J.D. in 1974.



love with the antiquity and purity of El Tinieblo and its deep rooted history. She lives in Gilford, NH near her children and their families.





Marie "Molly" McKean
Chief Legal Officer
In addition to serving as CLO and leading the Human Resources department for El Tinieblo International, Molly also serves as Director of HR at Saint Anselm College, NH, after ten years of law practice focused on employment law. She is a frequent panelist at HR seminars and has appeared on New Hampshire Public Radio as well as the Dr. Phil show to discuss bullying at work and in schools. Molly is an active member of the Junior Service League of Concord, acts in local plays and enjoys spending time outdoors and tending to her chickens. She travels to Mexico as often as she can. Molly graduated from Colgate University with a degree in Art and Art History and went on to law school at the UNH School of Law in Concord, NH, where she earned her JD.





Emlyn McCutcheon
President Canada
Emlyn McCutcheon has served as President of our Canadian subsidiary, TAMA North Enterprises Inc. since its inception in 2018. Over the last 16 years, Emlyn has gained extensive experience in international business working in commercial banking for both HSBC Bank Canada and the Canadian Imperial Bank of Commerce (CIBC) in Montreal as well as Vancouver, Canada. He holds an MBA in Finance from McGill University, as well as an Honours BA in Economics from Concordia University. Emlyn left the bank to concentrate on his responsibilities with El Tinieblo.





Matthew McKean
VP Sales
As a spirits importer and awarded chef, Matt brings a wealth of diversity and experience to the table. Opening his first successful restaurant on a beach in Costa Rica at the age of 21, he has held numerous chef positions in prestigious kitchens such as The Slanted Door, Larrupin Cafe, the exclusive Downing Mountain Lodge and Restaurant 5550 in Montana as well as the Rio Chirripo Retreat in Costa Rica, leading to a successful career as a world class chef. Matt's most recent restaurant is Melinda's, spaced underneath the renowned Miami night club Electric Pickle. He is also partnered on Ferruko Pérez-Salinas' Rio Mississippi 105-b in Monterrey. Matt made his mezcal connection in 2013 when he started the award winning restaurant Cartel in Montreal and partnered with two others to start importing agave based spirits. In 2017, along with his father Ted and Ferruko, Matt began exclusively importing El Tinieblo Mezcal into the US and Canada.





Nikko Gibler
VP Marketing
A Monterrey, Mexico native and key member of the El Tinieblo team for over 10 years, Nikko began as the company's first brand ambassador & sales representative. He later went on to run social media initiatives and coordinated dozens of events throughout Mexico, New York and Miami. Today, he leads El Tinieblo's awareness campaigns, digital platforms and collaborations/events out of Los Angeles and Milan. A talented musician and DJ with a global fan base, Nikko is expanding El Tinieblo's strategic relationships through the brands, artists and venues he connects with on his tours. Nikko has also enjoyed success as a marketing and musical consultant. Over the years, he has advised corporations such as Moda Operandi, Smirnoff, Audi, Red Bull, Casio, and Coca-Cola.





Emily Gale
Communications

Emily joined El Tinieblo International in 2018. As head of communications, she oversees the written message of the brand. She has experience in copywriting/editing, public relations, social media marketing and sales. After studying history and literature in college, Emily worked for Humanscale, Nordstrom and Greystar as well as consulting on communications projects for Global Rallycross Championship, E/Racing League and freelance work doing resume design. In addition to her duties with El Tinieblo, Emily also works in property management for Shea Properties in Denver, CO. She currently lives in downtown Denver.



Offering Summary

Company :	El Tinieblo International, Inc.
Corporate Address :	1 Wildwood Road, Laconia, NH 03246
Offering Minimum :	$10,000.00
Offering Maximum :	$1,000,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity

Security Name	:	Common Stock
Minimum Number of Shares Offered	:	1,000
Maximum Number of Shares Offered	:	100,000
Price per Share	:	$10.00
Pre-Money Valuation	:	$7,500,000.00

Perks*

All investors

Will receive a 375ML Founders Edition El Tinieblo Joven mezcal in wood box** and an El Tinieblo logo t-shirt along with a personal letter from "Ferruko" Pérez-Salinas thanking investors for their participation. Each investor will also have their name inscribed on the wall of our distillery.

Investments of $1,000 or More

Will also receive one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 2-years.**

Investments of $2,500 or More

Will also receive one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 3-years.**

Investments of $5,000 or More

Will also receive one pre-release certificate entitling them to one bottle of ultra-rare "Original Investors" special batch El Tinieblo Madurado Cristal mezcal aged 4-years.**

Contest for All Investors

(conditional upon reaching $1M)

Two winning investors will receive a 2-day VIP experience in Mexico that will include airfare, transportation and accommodations. On the first day, the winners will tour our offices, bottling facility and catacombs in Monterrey before dinner and tastings at Rio Mississippi 105-b, our sister restaurant and nightclub. The second day will be spent at Rancho El Tinieblo visiting our distillery and wildlife preserve followed by dinner at our beautiful hacienda.

About our Founders Edition Madurado Cristal Mezcal

Madurado is a clear mezcal that uses an ancient process where following distillation Joven mezcal is aged in ancient large glass jugs originally from southern Mexico. To control the temperature and light while aging, the jugs are buried in the ground in an area referred to as a "cementerio mezcalero".

- Production will begin following the close of this financing round.
- The investor will receive a pre-release certificate reserving one bottle.
- The investor's name, bottle number and jug number will be hand-written on the label.
- Each bottle will be presented in individually numbered (matching the bottle number) and hand made charred wooden box accompanied by a signed and personalized Certificate of Authenticity.
- Investors will be able to visit Rancho El Tinieblo to see the mezcal graveyard and the jug that their mezcal will come from.

All perks occur after the offering is completed. Shipping is prepaid for U.S. and Mexico only.

** *Shipping of liquor is restricted in certain U.S. states. Product may require pick up at a to be determined designated point in Florida, California, New York, Colorado or Texas. Investor pick up points in Mexico include Monterrey, Tijuana, Tulum, Hermosillo, Mexicali, Mazatlán and Mexico City. Additional pickup points, including some in other countries, may be added at a later time.*

The 10% Bonus for StartEngine Shareholders

StorEn will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $10/ share, you will receive 11 Common Stock, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

All perks occur after the offering is completed

Irregular Use of Proceeds

Inter company debt or back payments Salary payments made to one's self, a friend or relative Any expense labeled "Travel and Entertainment" Vendor payments

---

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Pitch Video

"El Tinieblo means the absence of light. So every morning in Rancho El Tinieblo there's this fog. So if I'm sitting here and somebody's sitting three meters or two meters away from me, I can't see them.

In 2003, we were the seventh state to be granted the denomination of origin for producing mezcal. And that's when we started to commercialize El Tinieblo as a mezcal brand on the side of the highway that passes through our property.

Our mezcal is an ultra-premium artisanal product, hand-distilled in the state of Tamaulipas by methods passed down from generation to generation in my family. So the bottle is hand-blown in Zapopan, Jalisco. Our silver-tops are made with recycled aluminum. Our paper is 100% made from cotton. The old printing company which prints our labels dates from 1953.

El Tinieblo is a 9000 acre ranch and it is a natural wildlife reserve where more than 1,500 animals; regional & exotic roam free through the property.

For every maguey we harvest we plant 25 more. That's how we keep our production sustainable. We always try to employ local people from the region, that didn't have a chance to work where they were born.

I want to invite you to be part of this dream. This dream that my grandfather and my dad had a long time ago. That was not only to share this mezcal with their friends and family but with the whole world.

Come visit us and know our facilities, so we can share this Mexican product; which we do with pride and with honor.

My name is Alfredo Pérez-Salinas. My friends call me Ferruko. So please call me Ferruko. I humbly invite you to be a part of my family dream and invest in El Tinieblo International, the U.S-based company that we've created to share this mezcal with the rest of the world."

– Alfredo "Ferruko" Pérez-Salinas

Mezcal vs. Tequila

mezcal is kind of tequila but...
Mezcal is made in 9 states of mexico
Oaxaca
Guerrero
Durango
Guanajuato
Michoacan
Puebla
San Luis Potosi
Tamaulipas
Zacatecas
Tequila is made in 5 states of mexico

Jalisco

Guanajuato
Tamaulipas

Michoacan
Nayarit
Mezcal is 100% agaveTequila can have up to 49% undefined sugars

Mezcal can be made with different types of agave
Tequila can only be made with blue agave
Drink Artisanal Drink Mezcal

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
EL TINIEBLO INTERNATIONAL, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

El Tinieblo International, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

Does Hereby Certify:

First: That the name of this corporation is El Tinieblo International, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 24, 2018.

Second: That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

Resolved, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

First: The name of this corporation is El Tinieblo International, Inc. (the "Corporation").

Second: The address of the registered office and incorporator of the Corporation in the State of Delaware is 8 The Green, Ste A, City of Dover, County of Kent, Zip Code 19901 and the name of its registered agent at such address is: A Registered Agent, Inc.

Third: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

Fourth: The total number of shares of all classes of stock which the Corporation shall have authority to issue is **1,100,000**: (i) **200,000** shares of Common Stock, $0.0001 par value per share ("Common Stock"), and (ii) **900,000** shares of Class A Preferred Stock, $0.0001 par value per share ("Preferred Stock").

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Fifth: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

Sixth: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

Seventh: a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Seventh by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

Eighth: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Eighth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

Ninth: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Class A Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or

interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. Common Stock

200,000 shares of the authorized and unissued shares of stock of the Corporation are hereby designated "Common Stock" subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

1. VOTING AND LIQUIDATION RIGHTS. The holders of the Common Stock are not entitled to any voting rights or liquidation preferences. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of Class A Preferred Stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. Preferred Stock

900,000 shares of the authorized and unissued shares of Preferred Stock of the Corporation are hereby designated "Class A Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

1. DIVIDENDS. From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at a rate to be declared by the Corporation (the "Board of Directors") equal to no less than three percent (3%) and no more than seven percent (7%) per annum of the Class A Original Issue Price (as defined below), compounded annually, on such shares of Class A Preferred Stock (the "Accruing Dividends"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or

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simultaneously receive, a dividend on each outstanding share of Class A Preferred Stock in an amount at least equal to the sum of the amount of the aggregate Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid. The "Class A Original Issue Price" shall mean **$10.00** per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock.

2. LIQUIDATION, DISSOLUTION OR WINDING UP; CERTAIN MERGERS, CONSOLIDATIONS AND ASSET SALES.

2.1 PAYMENTS TO HOLDERS OF CLASS A PREFERRED STOCK. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of shares of Class A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Class A Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon.

2.2 DISTRIBUTION OF REMAINING ASSETS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Class A Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Class A Preferred Stock and Common Stock pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Incorporation immediately prior to such dissolution, liquidation or winding up of the Corporation; provided, however, that if the aggregate amount which the holders of Class A Preferred Stock are entitled to receive under Subsections 2.1 and 2.2 shall exceed three (3) times the Class A Original Issue Price per share (the "Maximum Participation Amount"), each holder of Class A Preferred Stock shall be entitled to receive upon such liquidation, dissolution or winding up of the Corporation the greater of (i) the Maximum Participation Amount.

2.3 DEEMED LIQUIDATION EVENTS.

2.3.1. DEFINITION. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Class A Preferred Stock elect otherwise by written notice sent to the Corporation at least seven (7) days prior to the effective date of any such event:

(a) a merger or consolidation in which the Corporation is a constituent party; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition to a wholly owned subsidiary of the Corporation.

2.3.2. EFFECTING A DEEMED LIQUIDATION EVENT.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1.

2.3.3. AMOUNT DEEMED PAID OR DISTRIBUTED. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.4. ALLOCATION OF ESCROW. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the Merger Agreement shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of Class A Preferred Stock of the Corporation in accordance with Subsections 2.1 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3. VOTING.

3.1. GENERAL. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Preferred Stock held by the holder to vote on such matter.

4. CLASS A PREFERRED STOCK PROTECTIVE PROVISIONS.

4.1. At any time when any shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Class A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a) elect the directors of the Corporation;

(b) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(c) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

(d) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Class A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Class A Preferred Stock;

(e) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Class A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

(f) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security;

(g) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

(h) increase the authorized number of directors constituting the Board of Directors from three (3).

5. REDEMPTION. The Class A Preferred Stock is not redeemable at the option of the holder thereof.

6. ACQUIRED SHARES. Any shares of Class A Preferred Stock which are acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Class A Preferred Stock following such acquisition.

7. WAIVER. Any of the rights, powers, preferences and other terms of the Class A Preferred Stock set forth herein may only be waived on behalf of all holders of Class A Preferred Stock by the affirmative written consent or vote of the holders of all of the shares of Class A Preferred Stock then outstanding.

8. NOTICES. Any notice required or permitted by the provisions of this Section B to be given to a holder of shares of Class A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

*　　*　　*

I Declare, that the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

I Further Declare, that this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

I Further Declare, under penalty of perjury under the laws of the State of New Hampshire that the matters set forth in this Amended and Restated Certificate of Incorporation are true and correct of my own knowledge.

[Signature Pages Follow]

In Witness Whereof, this **Amended and Restated Certificate of Incorporation** has been executed by a duly authorized officer of this corporation on this 9th day of May, 2019.

By ‎⎡DocuSign by:‎⎤

‎807256306EF8486‎

Brian Gale
Chief Executive Officer

20190508 ETI AMENDED AND RESTATED CERTIFICATE